Exhibit 99.1

MakeMyTrip Limited Announces Details of Annual Meeting of its Shareholders

Gurugram and New York, July 24, 2025: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s leading online travel company, announced today that the annual meeting of its shareholders will be held on Thursday, September 11, 2025, beginning at 5:00 pm, Indian Standard Time, at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India. The Company’s notice of annual meeting and form of proxy were issued on July 24, 2025.

The Company’s Annual Report, notice of the annual meeting, form of proxy and annual consolidated and separate financial statements audited by KPMG Mauritius for the financial year ended March 31, 2025 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to vipul.garg@go-mmt.com.

About MakeMyTrip Limited:

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, foreign exchange and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us.php.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

vipul.garg@go-mmt.com